SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ/MF) #02.558.154/0001 -29
Companies Registrar (NIRE) #53.300.005.761
PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING,
held on March 20, 2006

Date, Time and Venue:
On March 20 (twenty), 2006, at 2:00 pm, continuing the meeting started on February 22 (twenty-two), 2006, at 2:00 pm, and adjourned until this present date, at the headquarters of Tele Norte Celular Participações S.A. (“Tele Norte” or “Company”), in Brasília, Federal District, at SCN, Quadra 04, Bloco B, 100, Centro Empresarial Varig, Torre Oeste, Parte A, 7º andar, sala 702a.

Call notice and Publications:
Call Notice published, under the terms of the Article 123, sole paragraph, item “c” of Law # 6,404/76, in the Official Gazette of the Federal District, in the editions of January 20, 23 and 24, 2006 and in the Valor Econômico newspaper, in the editions of January 20, 23 and 24, 2006, which are filed at the Company’s headquarters.

Reratification Notice of the Call Notice published, under the terms of the Article 123, sole paragraph, item “c” of Law #6,404/76, in the Official Gazette of the Federal District, in the editions of January 25, 26 and 30, 2006 and in the Valor Econômico newspaper, in the editions of January 25, 26 and 30, 2006, which are filed at the Company’s headquarters.

Notice to Shareholders published, in the Official Gazette of the Federal District, in the edition of February 24, 2006 and in the Valor Econômico newspaper, in the edition of February 24, 2006, which are filed at the Company’s headquarters.

Reratification of the Notice to Shareholders published, in the Official Gazette of the Federal District, in the edition of March 3, 2006 and in the Valor Econômico newspaper, in the edition of March 3, 2006, which are filed at the Company’s headquarters.

Attendance:
Shareholders representing the majority of Tele Norte’s voting capital, as per signatures in the Attendance Book.

Presiding Board:
After verifying the instatement quorum to resume the meeting started on February 22, 2006, this present Meeting was instated and Mr. Guilherme Pacheco de Britto was elected to chair the Presiding board, who invited Mr. Hiram Bandeira Pagano Filho to be the secretary of the meeting, all as provided for the in the Article 16 of Tele Norte’s Bylaws.

Agenda:

(1) Dismissal of members of the Board of Directors and election of new members; and

(2) Election of the Chairman and Vice Chairman of the Board of Directors.

Resolutions:

Firstly, it is recorded that this present Meeting represents the continuation of the meeting started on February 22, 2006, at 2:00 pm and adjourned on the same date, as the proposal of the shareholders Telpart Participações S.A. (“Telpart”), approved by unanimous vote of the shareholders attending that meeting.

Also firstly, it is recorded that the shareholders were at the Company’s headquarters at the expected time for the continuation of the meeting. However, the instatement of the meeting was halted in view of the controversies and lack of clarifications concerning the reaching of the decision issued by the Superior Court of Justice, in the notices of special appeal according to specific court regulations filed against decision issued in the Writ of Mandamus MS 11,480, which would have hindered the performance of this Meeting.

At about 5:00 pm, the attending shareholders took knowledge of the decision of the Special Court of the Superior Court of Justice that, by denying the approval to the special appeal according to specific court regulations filed against the decision issued in the notices of the SLS n. 222, ended up by eliminating any doubts as to the performance of this present Meeting or as to the representation of the shareholder holding the majority of the Company’s voting capital, Telpart Participações S.A. By means of a request formulated with this purpose, the President in office of the Distinguished Superior Court of Justice, Minister Raphael de Barros Monteiro, determined the submission of an official letter to the Company, in order to give immediate efficiency to the decision issued, copy of which is filed at the Company’s headquarters (Doc. 01). Thus, there were no hindrances to the performance of this present Meeting, as well as to the exercise of the voting right on the account of all the attending shareholders.

In view of such clarifications and of the fact that the shareholders in the original time remain all in the place designated for the performance of this present Meeting, it was declared instated, as approved by unanimous vote, recording the abstentions of the shareholders Parcom Participações S.A., Opportunity I FIA, Opportunity Special FIA, Danielle Silbergleid Ninio and BNDES Participações S.A. - BNDESPAR.

Subsequently, the shareholders elected, by unanimous vote, with abstention of the shareholders Parcom Participações S.A., Opportunity I FIA, Opportunity Special FIA and Danielle Silbergleid Ninio, Mr. Guilherme Pacheco de Britto to chair the meeting, who invited Mr. Hiram Bandeira Pagano Filho to be his secretary.

After resuming the meeting, the Chairman proposed that the minutes of this present Extraordinary General Meeting were drawn up in the summary format, under the terms of the paragraph 1 of the Article 130 of Law 6,404/76, granting the right to present manifestations and dissidences, which was approved by unanimous vote of the attending shareholders.

Then the Chairman recorded to have received a copy of the Minutes of the Extraordinary General Meeting of Telpart, held on March 17, 2006, instructing the vote of its representatives in this present meeting, as provided for in the Article 22, paragraph 1, I, “b” and “c” of its Bylaws, as well as the appointments of the administrators made by the shareholders subscribing the Shareholders’ Agreement of Newtel Participações S.A., under the terms of the referred Instrument, as copies which are filed at the Company’s headquarters (Doc. 02).

Then they started the discussion and resolution of the item 1 of the agenda of this present Extraordinary General Meeting, having been approved, by unanimous vote, with abstention of the shareholders Parcom Participações S.A., Opportunity I FIA, Opportunity Special FIA and Danielle Silbergleid Ninio, the dismissal of the following members of the Company’s Board of Directors: Arthur Joaquim de Carvalho, Francisco Antunes Maciel Mussnich, Verônica Valente Dantas, Beatriz Marques de Barros, Marcos Nascimento Ferreira, Elie Jaques Sherique, Maria Amália Delfim de Melo Coutrim, Paulo Cezar Aragão, Danielle Silbergleid Ninio, Norberto Aguiar Tomaz, José Leitão Viana and Jorge de Moraes Jardim Filho. Subsequently, the election of the members indicated below was approved, by unanimous vote, with abstention of the shareholders Parcom Participações S.A., Opportunity I FIA, Opportunity Special FIA and Danielle Silbergleid Ninio, to take part in the Board of Directors, in complementation of term of office:

- Sergio Spinelli Silva Junior, a Brazilian citizen, married, attorney, identity card of the Brazilian Bar Association (OAB/SP) #111.,237 and Individual Taxpayer’s Register (CPF/MF) #111.888.088 -93, with office in the City of São Paulo, State of São Paulo, at Alameda Joaquim Eugênio de Lima, 447, as sitting member;

- Sergio Ros Brasil Pinto, a Brazilian citizen, single, attorney, identity card of the Brazilian Bar Association (OAB/RJ) #90,781 and Individual Taxpayer’s Register (CPF/MF) #010.833.047 -80, with office in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Rio Branco, 138, 6º andar, as the respective alternate member;

- Alberto Ribeiro Guth, a Brazilian citizen, divorced, engineer, identity card #4.047.152 IFP/RJ and Individual Taxpayer’s Register (CPF/MF) #759.014.807 -59, with office in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Lauro Muller, 116, sala 2.201, as sitting member;

- Renato Carvalho do Nascimento, a Brazilian citizen, married, engineer, identity card (RG) #4.013.603 SSP/MG and Individual Taxpayer’s Register (CPF/MF) #633.578.366 -53, with office in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, 2.055, 15º andar, as the respective alternate member;

- Kevin Michael Altit, a Brazilian citizen, married, attorney, identity card of the Brazilian Bar Association (OAB/RJ) #62,437 and Individual Taxpayer’s Register (CPF/MF) #842.326.847 -00, with office in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Presidente Wilson, 231, conjuntos 403 e 404, as sitting member;

- Mariana Sarmento Meneghetti, a Brazilian citizen, married, attorney, identity card of the Brazilian Bar Association (OAB/RJ) #111,864 and Individual Taxpayer’s Register (CPF/MF) #069.991.807 -33, with office in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Lauro Muller, 116, sala 2201, as the respective alternate member;

- Elemér André Surányi, a Brazilian citizen, married, economist, identity card SSP/SP #11621844 and Individual Taxpayer’s Register (CPF/MF) #114.870.148 -64, with office in the City of São Paulo, State of São Paulo, at Alameda Joaquim Eugênio de Lima, 447, as sitting member;

- Daniel Calhman Miranda, a Brazilian citizen, married, attorney, identity card of the Brazilian Bar Association (OAB/RJ) #135,355 and Individual Taxpayer’s Register (CPF/MF) #666.410.981 -68, with office in the City of São Paulo, State of São Paulo, at Alameda Joaquim Eugênio de Lima, 447, as the respective alternate member;

- José Luiz Rodrigues, a Brazilian citizen, married, accountant, identity card of the Regional Council of Accounting (CRC/DF) #012861/0-1 and Individual Taxpayer’s Register (CPF/MF) #524.231.588 -15, domiciled in the City of Brasília, Federal District, at SHIS, Quadra 14, conjunto 9, casa 2, as sitting member;

- Luiz Octávio Duarte Lopes, a Brazilian citizen, single, attorney, identify card of the Brazilian Bar Association (OAB/RJ) #90,220 and Individual Taxpayer’s Register (CPF/MF) #028.200.777 -65, with office in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Presidente Wilson, 231, conjuntos 403 and 404, as the respective alternate member;

- Edmilson Gama da Silva, a Brazilian citizen, married, attorney, identity card of the Brazilian Bar Association (OAB/SP) #14,388 and Individual Taxpayer’s Register (CPF/MF) #047.636.498 -17, with office in the City Brasília, Federal District, at SCN, Q. 02, Bloco A, 13º andar, as sitting member;

- Eduardo Pinheiro Duarte, a Brazilian citizen, married, economist, identity card (RG) #719.001.187 SSP/MG and Individual Taxpayer’s Register (CPF/MF) #034.666.746 -11, as the respective alternate member;

- Pedro Paulo Elejalde de Campos, a Brazilian citizen, married, engineer and administrator, identity card #3.006.224.549 SSP/RS and Individual Taxpayer’s Register (CPF/MF) #264.776.450 -68, with office in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, 2055, 15º andar, as sitting member; e

- Leda Maria Deiró Hahn, a Brazilian citizen, married, investment analyst, identity card #3578754 and Individual Taxpayer’s Register (CPF/MF) #664.501.287 -04, domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Eng. Cortez Sigaud, 11, bloco 3, apto. 502, as the respective alternate member;

The Chairman recorded that, as orientation of the attending shareholders, Messrs. Jaques de Oliveira Pena, Bruno Seidler, Jorge da Cunha Fernandes, João Antônio de Maia Filho, Wilson Santarosa and Suzana Hanna Stiphan Jabra remain in the positions they currently hold in the Board of Directors of Tele Norte.

The Chairman also recorded that the members elected herein for the Company’s Board of Directors presented a statement to prove their quality of shareholders, as required by the corporate law, as well as their resumes and the declarations provided for in the CVM Instruction #367, as of May 29, 2002, and in the Articles 147 and 157 of the Corporation Law, being able to be invested in office, which took place by means of the signatures of the competent Instrument of Investiture.

Finally, the Chairman turned to the resolution about the item (2) of the agenda, which deals with the election of the members to exercise the functions of Chairman and Vice Chairman of the Board of Directors, having approved, by unanimous vote, the abstention of the shareholders Parcom Participações S.A., Opportunity I FIA, Opportunity Special FIA and Danielle Silbergleid Ninio, the election of Messrs. Sergio Spinelli Silva Junior and Alberto Ribeiro Guth, for the positions of Chairman and Vice Chairman of the Board of Directors of Tele Norte, respectively.

The shareholder Opportunity I FIA presented a separate manifestation, which is filed at the Company’s headquarters (Doc. 03), having the shareholders Telpart Participações S.A. and Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI and Citigroup Venture Capital International Brazil, L.P. presented a separate contra-manifestation, also filed at the Company’s headquarters (Doc. 04).

Closure:
Nothing more to be dealt with, the Chairman offered the floor to those attending the meeting and, having no other manifestation, he closed the Meeting, with the drawing up of the Minutes referred to this Meeting which, after being read and approved, were signed by all the attending Shareholders, by the Chairman and by the Secretary of the Meeting, The shareholders authorized the publication of this present Minutes without their signatures.

Brasília, March 20, 2006

Guilherme Pacheco de Britto	Hiram Bandeira Pagano Filho
Chairman	Secretary

Attending shareholders:

Telpart Participações S.A.

Caixa Previdenciária dos Funcionários do Banco do Brasil - PREVI

Citigroup Venture Capital International Brazil, L.P.

Parcom Participações S.A.

OPP I FIA

Opportunity Special FIA

Danielle Silbergleid Ninio

José Luiz Rodrigues

Elemér André Suranyi

Sergio Spinelli Silva Junior

Pedro Paulo Elejalde de Campos

Alberto Ribeiro Guth

Guilherme Pacheco de Britto

MLC Limited, CNA Capital International EM Equity Trust, Virginia Retirement System, Capital Guardian EM MKTS. R. EQ. FD. FOR TAXE.TS, Capital Guardian Emerg MKTS Equi Mast FD, Capital Guardian E.M. EQ DC M. FD, Capital Internat. Emerg. Markets Fund, Capital G. EM. Mark Eq. FOR TAX EXEMPT TRU, Emerging Markets Growth Fund Inc, Philips Electronics N.A. Corp Mastes Ret Tru, represented by Mr. George Washington Tenório Marcelino.

This page is an integral part of the Minutes of the Extraordinary General Meeting of Tele Norte Celular Participações S.A. started on
February 22, 2006 and adjourned until March 20, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2006

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations